

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mr. John M. Lowber
Principal Financial and Accounting Officer
GCI, Inc.
2550 Denali Street
Suite 1000
Anchorage, Alaska 99503

November 21, 2008

RE: **GCI, Inc.**
                 Item 4.02 Form 8-K
                 Filed November 6, 2008, as amended November 18, 2008
                 File No. 0-05890

Dear Mr. Lowber:

       We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

                          Sincerely,

                          Larry Spirgel
                          Assistant Director